Exhibit 99.5

Electra Meccanica Announces
2018 Annual General Meeting Results

VANCOUVER, May 29, 2018 – Electra Meccanica Vehicles Corp. (OTCQB: ECCTD) (“Electra Meccanica” or the “Company”), a cutting-edge designer and manufacturer of electric vehicles, today announced the results of the Company’s 2018 Annual General Meeting (“AGM”) held on May 24, 2018, at Science World in Vancouver, British Columbia.

The Company is pleased to report that, at its AGM, the shareholders voted to re-elect Jerry Kroll, Henry Reisner, Shaun Greffard, Robert Tarzwell, Steven Sanders and Luisa Ingargiola as directors of the Company for the ensuing year.

In addition, at the AGM the shareholders also approved the re-appointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and authorized the directors to fix the auditor’s remuneration, together with the continuation of the Company’s current Stock Option Plan. For more information on these matters please refer to the Company’s AGM Management Proxy Circular which is available on SEDAR (www.sedar.com).

Appointments
Shortly after the AGM the Board of Directors of the Company (the “Board”) is expected to meet and confirm the appointment of the following Company executive officers:

Jerry Kroll:	Chief Executive Officer and Chairman
Henry Reisner:	President and Chief Operating Officer
Kulwant Sandher:	Chief Financial Officer
Ed Theobald:	General Manager
Mark West:	Vice-President, Sales and Dealerships
Iain Ball:	Vice-President, Finance

Management also expects the re-appointment of all directors of the Company to each of the Company's current Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

The Board would like to thank the shareholders for their ongoing support.